Exhibit 4.1

DESCRIPTION OF SECURITIES
The following description of our capital stock is a summary and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated bylaws, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K.
Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.01 per share, 200,000,000 shares of Class B common stock, par value $0.01 per share, 400,000,000 shares of Class C common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock.
As of December 31, 2019, 56,429,825 shares of our Class A common stock, 7,803,364 shares of our Class B common stock and 13,568,665 shares of our Class C common stock were outstanding. We had no shares of preferred stock outstanding as of December 31, 2019.
The only class of our common stock that is registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended is our Class A common stock. Our Class A common stock is listed on the NYSE under the symbol “APAM”. The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
Common Stock
Class A Common Stock
The holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
The holders of our Class A common stock are entitled to receive dividends (including dividends payable in shares of our Class A common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock paid proportionally with respect to each outstanding share of our Class A common stock), if declared by our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
The holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.
Voting
Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class. However, as set forth below under “- Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws-Amendments to Our Governing Documents”, certain material amendments to our restated certificate of incorporation must be approved by at least 66 2/3% of the combined voting power of all of our outstanding capital stock entitled to vote in the election of our board, voting together as a single class. In addition, amendments to our restated certificate of incorporation, including in connection with a merger, that would alter or change the powers, preferences or rights of the Class A common stock, Class B common stock and Class C common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable. With certain exceptions, any amendment to our restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.
Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions in our restated certificate of incorporation, amended and restated bylaws and in the Delaware General Corporation Law may have the effect of delaying, deferring or preventing a change in control of the Company. Those provisions include:
•The right of the various classes of our capital stock to vote, as separate classes, on certain amendments to our restated certificate  of incorporation and certain fundamental transactions.
•The ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares.
•Advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting.
•A limitation that, generally, stockholder action may only be taken at an annual or special meeting or by unanimous written consent.
•A requirement that a special meeting of stockholders may be called only by our board of directors or our Chairman and Chief Executive Officer.
•The ability of our board of directors to adopt, amend and repeal our amended and restated bylaws by majority vote, while such action by stockholders would require a super majority vote.
•Our incorporation in Delaware makes us subject to the provisions of the General Corporation Law of the State of Delaware, including Section 203 regarding business combinations with an interested stockholder.